

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2014

Via E-mail
Eric S. Rosenfeld
Chairman and Chief Executive Officer
Harmony Merger Corp.
777 Third Avenue, 37th Floor
New York, New York 10017

> **Re: Harmony Merger Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 8, 2014**
> **File No. 333-197330**

Dear Mr. Rosenfeld:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your disclosure that the units consist of one share of common stock and one right to receive one-tenth of a share automatically on the consummation of an initial business combination. Please provide us your analysis of how your transaction complies with Section 5 of the Securities Act in connection with the issuance of shares underlying the rights if the registrant is not the surviving entity upon consummation of the initial business combination and, therefore, another entity's securities are issued upon the automatic exercise of the rights.

2.   We note your response to prior comment 5 and your disclosure on your prospectus cover that you cannot guarantee that your securities will be approved for listing on Nasdaq. Please tell us whether you intend to know before this registration statement is effective whether the Nasdaq has approved your listing application. If not, it is unclear why you

believe it is appropriate to highlight in your prospectus the 80% limitation as anything other than a potential future condition if you obtain and maintain such listing.

Securities Offered, page 4

3.   Please expand the third paragraph of your response to prior comment 8 to address the structure of recent transactions with which you will compete.

Stockholder Approval of Initial Business Combination, page 7

4.   We note your responses to prior comments 9 and 10. We may have further comments after you file all relevant exhibits.

Introduction, page 41

5.   Please expand your response to prior comment 21 to tell us why you believe your disclosure regarding Hill International net income growth is appropriate and balanced if you do not also provide disclosure regarding the years with net loss and the magnitude of the losses.

Amended and Restated Certificate of Incorporation, page 52

6.   Please expand the third paragraph of your response to prior comment 26 to address those protections that are not contained in your certificate of incorporation. For example, we note your reference to letter agreements mentioned at the top of page 3.

Release of funds, page 57

7.   Please clarify whether (1) the funds released to you upon completion of a business combination include the funds that will then be paid to converting shareholders or (2) the trustee will send the appropriate portion of the amount held in trust to the converting shareholders at the time of the business combination before the balance of the trust funds are released to you.

Principal Stockholders, page 68

8.   We note your response to prior comment 31. Please tell us the number of board of directors of Polar Securities, Inc.

Regulatory Restrictions on Purchase of Securities, page 81

9.   We note your response to prior comments 7, 40, 41, and 42. Please disclose, if true, that those involved in the unregistered issuance of units will participate only to the extent they

are able to do so consistent with Regulation M, Sections 9(a)(2) and 10(b) of the Exchange Act and Rule 10b-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Jeffrey M. Gallant, Esq.